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KIRSTEN S. LINDER kirsten.linder@dechert.com +1 617 728 7109 Direct +1 617 275 8396 Fax

November 30, 2016

Lisa Larkin, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 228 to the Registration Statement of Russell Investment Company (Filed on August 31, 2016)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on October 18, 2016 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on August 31, 2016 related to the Multi-Asset Growth Strategy Fund (the “Fund”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	With respect to the Fund’s wholly-owned Cayman subsidiary (“Subsidiary”), please confirm the following:

		a.	The Subsidiary’s management fee, including any performance fee, is included in the Fund’s management fee;

		b.	The Subsidiary’s expenses are included in “Other Expenses” in the Fund’s fee table;

		c.	The Subsidiary and its Board will agree to designate an agent for service of process in the United States; and

		d.	The Subsidiary and its Board will agree to inspections by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940 (the “1940 Act”).

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	Response:	Registrant confirms that the fees and expenses of the Subsidiary are included in “Acquired Fund Fees and Expenses” in the Fund’s fee table. Registrant further confirms that: (i) the Subsidiary and its Board will agree to designate an agent for service of process in the United States; and (ii) the Subsidiary and its Board will agree to inspections by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

2.	Comment:	The Staff notes that the Fund’s principal investment strategy states that “[o]ver a market cycle, the Fund expects to exhibit approximately two-thirds of the volatility of equities.” The Staff further notes that “expects” may be too strong. Please consider revising to “seeks” or “aims.”

	Response:	Registrant has revised its disclosure to state that “[o]ver a market cycle, it is anticipated that the Fund will exhibit approximately two-thirds of the volatility of equities.

3.	Comment:	The Staff notes that the Fund’s principal investment strategy states that “[t]he Fund’s global equity investments [ ] may include infrastructure related companies.” Please consider cross-referencing the definition of infrastructure companies on page 13.

	Response:	Registrant has revised its disclosure under principal investment strategies to include a definition for infrastructure.

4.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may invest in mortgage-backed and asset-backed securities. Please confirm supplementally the extent of the Fund’s expected exposure to commercial mortgage-backed securities (“CMBS”).

	Response:	In light of the Fund’s dynamic investment strategy, the Fund’s exposure to CMBS is expected to vary over time. At the Fund’s inception, Registrant expects the Fund’s exposure to CMBS to represent 3–4% of the Fund’s net assets.

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Registrant notes that “Mortgage-Backed Securities,” “Privately-Issued Mortgage-Backed Securities,” and “Asset-Backed Securities” risks are each disclosed in the “RISKS” section of the Fund’s prospectus.

5.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may invest in convertible securities. If the Fund intends to invest in contingent convertible securities, please consider what disclosure is appropriate, if any.

	Response:	The Fund may invest in contingent convertible securities, although it is not anticipated that the Fund will do so at its inception. Registrant has revised its disclosure under principal investment strategies to specifically state that the Fund may invest in contingent convertible securities. Registrant notes that “Convertible Securities” risk referencing contingent convertible securities is included under “Principal Risks of Investing in the Fund” section of the Fund’s prospectus. Additionally, Registrant notes that the “Rights, Warrants and Convertible Securities” risk discussing contingent convertible securities is disclosed in the “RISKS” section of the Fund’s prospectus.

6.	Comment:	The Staff notes that the Fund’s principal investment strategy states that the Fund may invest in “infrastructure related companies,” while the section also subsequently states that the Fund may invest in “infrastructure companies.” Please confirm whether these terms are used to refer to the same types of companies and, if so, consider harmonizing.

	Response:	Registrant has revised its disclosure to refer globally to “infrastructure companies.”

7.	Comment:	Please confirm supplementally that if the Fund invests in total return swaps, it will identify an appropriate amount of liquid assets to cover its obligations under its total return swap contracts.

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	Response:	Registrant confirms that if the Fund invests in total return swaps, it will identify an appropriate amount of liquid assets to cover its obligations under its total return swap contracts.

8.	Comment:	Please confirm supplementally that if the Fund writes credit default swaps, it will segregate the full notional amount.

	Response:	Registrant confirms that if the Fund writes credit default swaps with physical settlement, it is currently the policy of the Fund to “cover” such positions or identify liquid assets (consistent with SEC Staff positions with respect to Section 18 of the 1940 Act) equal to the full notional value of such swaps minus any amounts owed to the Fund by the swap counterparty.

9.	Comment:	The Staff notes that that the Fund’s principal investment strategy states that the Fund may invest in “synthetic foreign fixed income or equity securities.” Please consider including a plain English explanatory parenthetical.

	Response:	Registrant has revised the “Principal Investment Strategies” section to disclose that synthetic foreign fixed income securities “...may be referred to as international warrants, local access products, participation notes or low exercise price warrants.”

10.	Comment:	The Staff notes that leverage is mentioned for the first time in “Loans and Other Direct Indebtedness” in the Fund’s principal risk disclosure. Please consider including a plain English explanatory parenthetical to describe the term “leverage.”

	Response:	The Registrant believes that is current disclosure is clear and sufficient for current and potential investors. Accordingly, no changes have been made in response to this comment.

11.	Comment:	The Staff notes that “Global Financial Markets” is disclosed as a principal risk of investing in the Fund. Please consider whether to include disclosure regarding the recent U.K. vote to leave the European Union in the Fund’s registration statement.

	Response:	Registrant has revised the “Investment Strategies and Portfolio Instruments” section of the Fund’s SAI to include disclosure relating to the recent U.K. vote to leave the European Union.

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12.	Comment:	The Staff notes that collateralized loan obligations (“CLOs”) are mentioned in the “Principal Investment Strategies” section of the Fund’s prospectus. Please add CLOs to the “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” sub-sections of the Risk/Return Summary section of the Fund’s prospectus if they are principal investments.

	Response:	The Registrant notes that the “Principal Investment Strategies of the Fund” states that the Fund will invest in asset-backed securities (“ABS”). The “Principal Investment Strategies” section includes additional information with respect to the types of ABS in which the Fund may invest, including CLOs. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

13.	Comment:	Please confirm supplementally whether the Fund will invest in CLOs that rely on the exemptions from the definition of “investment company” provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. If so, please also confirm supplementally the extent of the Fund’s exposure to such instruments.

	Response:	Registrant confirms that the Fund may invest without limitation in CLOs that rely or do not rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. However, Registrant notes that a CLO’s exemption from (or the absence of an exemption from) the definition of an investment company is not a material consideration underlying the decision of whether to invest in such instrument. As a result, the percentage of CLOs in the Fund’s portfolio which are exempt under Sections 3(c)(1) and 3(c)(7) may vary over time. Accordingly, in light of these considerations, Registrant respectfully declines to confirm supplementally the extent of the Fund’s exposure to CLOs that rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

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14.	Comment:	Please disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

	Response:	As disclosed under the “Tax Risk” sub-section of the “RISKS” section as well as the “ADDITIONAL INFORMATION ABOUT TAXES” section, the Fund has not obtained a private letter ruling from the Internal Revenue Service concluding that income and gains from investments in a wholly-owned foreign subsidiary that invests in commodity-linked instruments is “qualifying income” for purposes of compliance with Subchapter M of the Internal Revenue Code (“Code”). Although private letter rulings issued to other taxpayers cannot be used or cited as precedent by others, the Fund has generally structured its Subsidiary based on the reasoning of those private letter rulings. In addition, under Section 851(b) of the Code, the “subpart F” income of the Subsidiary that is distributed to the Fund by the Subsidiary and included in the Fund’s income is treated as dividend income for purposes of the qualifying income requirement applicable to regulated investment companies. The Fund expects the Subsidiary to generally distribute such “subpart F” income to the Fund.

15.	Comment:	Please disclose that the Subsidiary complies with provisions related to affiliated transactions under Section 17 of the 1940 Act.

	Response:	Registrant confirms that custody of the Subsidiary’s assets will be maintained with the Fund’s custodian bank in accordance with Section 17(f) of the 1940 Act and the rules thereunder. With respect to all other provisions of Section 17, the Registrant is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a). Additionally, Registrant discloses in the “INVESTMENT POLICIES” section of the Fund’s SAI that the Subsidiary is managed pursuant to policies and procedures that are the same in all material respects as the policies and procedures adopted by the Fund.

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16.	Comment:	Please identify the custodian of the Subsidiary.

	Response:	Registrant notes that the custodian of the Subsidiary is identified in the “ORGANIZATION AND MANAGEMENT OF THE WHOLLY-OWNED SUBSIDIARY OF THE FUND” section of the Fund’s SAI.

17.	Comment:	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

	Response:	Registrant confirms that the Fund generally complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary, except that the Subsidiary will comply with asset segregation or “earmarking” requirements pursuant to Section 18 to the same extent as the Fund. This is disclosed in the “ORGANIZATION AND MANAGEMENT OF THE WHOLLY-OWNED SUBSIDIARY OF THE FUND” section of the Fund’s SAI.

18.	Comment:	Please disclose whether the advisory contract for the Subsidiary will comply with Section 15 of the 1940 Act.

	Response:	The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. Accordingly, it is not intended that the advisory contract for the Subsidiary will comply with Section 15 of the 1940 Act.

19.	Comment:	The Staff notes that the “INVESTMENT RESTRICTIONS” section in the Fund’s SAI states that “[t]he Fund may not borrow money for purposes of leveraging or investment.” Please confirm supplementally whether this statement is consistent with the

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statements in the Fund’s prospectus regarding its investments in instruments that may involve leverage, such as bank loans and derivatives.

	Response:	Registrant confirms that although the Fund may gain economic leverage through investment in certain types of instruments, it will not obtain borrow money (i.e., gain financial leverage) for purposes of investment. Accordingly, Registrant confirms that the use of the term “leverage” is consistent in the Prospectus and SAI

20.	Comment:	With respect to the Fund’s “Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds” risk disclosure, please confirm that the existing disclosure reflects the following risks related to investments in payment-in-kind (“PIK”) securities. If not, please consider revising the disclosure accordingly.

		a.	Higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

		b.	PIK loans may have unreliable valuations because their accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

		c.	An election to defer PIK interest payments by adding them to loan principal increases the adviser’s future base management fees, and increases future investment income, thus increasing the Adviser’s future income incentive fees at a compounding rate;

		d.	Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash;

		e.	Because original issue discount income is accrued without any cash being received by the Fund, required cash

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distributions may have to be paid from offering proceeds or the sale of Fund assets without investors being given any notice of this fact;

		f.	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

		g.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual payment is due at the maturity of the loan;

		h.	Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized; and

		i.	Because original issue discount will be included in the Fund’s “investment company taxable income” for the year of the accrual, the Fund may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to RICs, even where the Fund has not received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

	Response:	After reviewing, Registrant confirms that the existing SAI disclosure reflects the above risks related to investments in PIK securities. Accordingly, no changes have been made.

21.	Comment:	Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

	Response:	Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

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Sincerely,

/s/ Kirsten S. Linder
Kirsten S. Linder

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze